By U.S. Mail and Facsimile

                                                     	August 30,
2005

Mr. John J. Dolan
Executive Vice President and Chief Financial Officer
First Commonwealth Financial Corporation
22 North Sixth Street
Indiana, PA 15701

Re:	First Commonwealth Financial Corporation
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Form 10-Q for the Fiscal Quarter Ended March 31, 2005
      File No.  001-11138

Dear Mr. Dolan:

      We have completed our review of your Forms 10-K and 10-Q and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at
(202) 551-3865 or, in his absence, to the undersigned at (202)
551-
3768.


							Sincerely,


						John Cash
								Accounting Branch Chief








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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE